                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                Commission File Number 333-29903

                           NOTIFICATION OF LATE FILING

     (Check One): /X/ Form 10-K   /_/ Form 11-K    /_/ Form 20-F   /_/ Form 10-Q
 /_/ Form N-SAR
         For Period Ended:  June 30, 2006
/_/ Transition Report on Form 10-K           /_/ Transition Report on Form 10-Q
/_/ Transition Report on Form 20-F           /_/ Transition Report on Form N-SAR
/_/ Transition Report on Form 11-K

     For the Transition Period Ended:

     Read attached  instruction  sheet before  preparing  form.  Please print or type.

     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  Sovereign Exploration Associates International, Inc.
Former name if applicable
CALI Holdings, Inc.
Address of principal executive office (Street and number)
503 Washington Avenue, Suite 2D
City, state and zip code
Newtown, Pennsylvania  18940

                                     PART II
                             RULE 12B-25 (b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

          (a)  The reasons  described in  reasonable  detail in Part III of this form  could  not be  eliminated  without  unreasonable  effort or expense;

          (b)  The subject annual report,  semi-annual report, transition report on Form 10-K,  Form 20-F,  11-K or Form N-SAR, or portion thereof will be filed on or before the 15th  calendar day  following  the
/X/            prescribed  due  date;  or  the  subject   quarterly   report  or
               transition  report on Form 10-Q, or portion thereof will be filed on or before the fifth  calendar day following the prescribed due date; and

          (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable  detail the reasons why Forms 10-K,  11-K,  20-F,
10-Q,  N-SAR,  or the  transition  report or portion  thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant  could not timely complete its Annual Report on Form 10-K without unreasonable  effort or expense because of its recent withdrawal of its election to be treated as a business development company under the Investment Company Act of 1940 and the related changes in its business and its regulatory  environment.
The  registrant  expects to file its Form 10-K within the 15 calendar day period prescribed by Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification

         Robert D. Baca                 (215)            968-0200
                  (Name)                (Area Code)      (Telephone Number)

     (2) Have all other periodic  reports  required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940  during the  preceding  12 months or for such  shorter  period  that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                               /X/ Yes    /_/ No

     (3) Is it anticipated that any significant  change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               /X/ Yes    /_/ No

     If so: attach an explanation of the anticipated  change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

The  registrant  expects to report a Net Decrease in Net Assets  Resulting  from
Operations  of  $4,914,625,  an increase  from the  $1,345,381  reported for the fiscal year ended June 30, 2005.  The increase was  primarily  occasioned by the registrant's  Total Net Loss on  Investments  of  $3,336,766,  which was  caused primarily  by the  registrant's  sale of the  majority of its assets for nominal consideration  shortly  before its change of control on October 17, 2005, and by the write-down to zero of the one portfolio company investment held prior to the change of control and not sold.

              SOVEREIGN EXPLORATION ASSOCIATES INTERNATIONAL, INC.

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date September 28, 2006      By       /s/Robert D. Baca
                                      Robert D. Baca
                                      President and Chief Executive Officer